==============================================================================
                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                         -------------------------

                               SCHEDULE 13G
                               Rule 13d-102
                 Under the Securities Exchange Act of 1934

                        INFORMATION STATEMENT FILED
                 PURSUANT TO RULES 13d-1(b), (c) AND (d)*


                   GLOBALSTAR TELECOMMUNICATIONS LIMITED
                             (Name of Issuer)


                               COMMON STOCK
                              $1.00 PAR VALUE
                      (Title of Class of Securities)

                         -------------------------

                                 G3930H104
                              (CUSIP Number)




                          February 26, 1998

          (Date of Event Which Requires Filing of this Statement)





Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)


               *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

               The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

==============================================================================


                               SCHEDULE 13G

CUSIP No.  G3930H104                                          Page 2 of  Pages
---------  ---------                                          ----------------

  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           General Electric Company

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
           NA                                                          (b) [ ]

  3        SEC USE ONLY

  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

  NUMBER OF SHARES            5   SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON             5,022,380
         WITH
                              6   SHARED VOTING POWER

                                  0

                              7   SOLE DISPOSITIVE POWER

                                  5,022,380

                              8   SHARED DISPOSITIVE POWER

                                  0

  9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,022,380

 10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           [ ]
           CERTAIN SHARES*

 11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           16.4%

 12        TYPE OF REPORTING PERSON*

           CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


          Item 1(a).  Name of Issuer.

               The name of the issuer is Globalstar Telecommunications Limited (the "Company").

          Item 1(b).  Address of Issuer's Principal Executive Office.

               Globalstar Telecommunications Limited
               Cedar House
               41 Cedar Avenue
               Hamilton HM12 Bermuda

          Item 2(a).  Name of Person Filing.

               This statement is filed on behalf of General Electric Company, a New York corporation ("GE"), GE Investments, Inc., a Nevada corporation and a direct subsidiary of GE ("GEII"), and MRA Systems, Inc. (formerly known as LMT Sub Inc.), a Delaware corporation and a subsidiary of GEII ("MRAS").

          Item 2(b).  Address of Principal Business Office or, if None,
Residence.

               The address of the principal business office of each of GE and MRAS is 3135 Easton Turnpike, Fairfield, Connecticut 06431. The address of the principal business office of GEII is 3003 Summer Street, Stamford, Connecticut 06905.

          Item 2(c).  Citizenship.

               Each of the persons filing this statement is a corporation under the laws of a state of the United States.

          Item 2(d).  Title of Class of Securities.

               This statement relates to the Company's Common Stock, par value $1.00 per share (the "Shares").

          Item 2(e).  CUSIP Number.

               The Company's CUSIP number is G3930H104.

          Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

               (a) [ ] Broker or dealer registered under Section 15 of the
                       Act,

               (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

               (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

               (d) [ ] Investment Company registered under Section 8 of the
                       Investment Company Act,

               (e) [ ] Investment Advisor in accordance with Rule
                       13d-1(b)(1)(ii)(E),

               (f) [ ] Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

               (g) [ ] Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G),

               (h) [ ] Savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813)

               (i) [ ] Church plan that is excluded from the definition of investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

               (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1(c), check this box [X].

          Item 4(a).  Amount Beneficially Owned.

               MRAS owns 5,022,380 Shares. These Shares were acquired as described in Items 3 and 4 of the Schedule 13D filled by GE dated November 17, 1997.

               GEII is the direct parent corporation of MRAS, and, for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), GEII indirectly beneficially owns 5,022,380 Shares.

               GE is the direct parent corporation of GEII, and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, GE indirectly beneficially owns 5,022,380 Shares.

          Item 4(b).  Percent of Class.

               Based on the Company's most recent Form 10-Q, MRAS, GEII and GE beneficially own approximately 16.4% of the Company's outstanding Shares.

          Item 4(c).  Number of Shares as to which such Person Has:

               (i) Sole power to vote or to direct the vote: GE, as the direct parent corporation of GEII, which is the direct parent corporation of MRAS, has sole power to vote or to direct the vote of 5,022,380 Shares.

               (ii) Shared power to vote or to direct the vote: Not applicable.

               (iii) Sole power to dispose or to direct the disposition of:
GE, as the direct parent corporation of GEII, which is the direct parent corporation of MRAS, has sole power to dispose or to direct the disposition of 5,022,380 Shares.

               (iv) Shared power to dispose or to direct the disposition of:
Not applicable.

          Item 5. Ownership of Five Percent or Less of a Class.

               Not applicable.

          Item 6. Ownership of More than Five Percent on Behalf of Another
Person.

               Not applicable.

          Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

          Item 8. Identification and Classification of Members of the Group.

               Not applicable.

          Item 9. Notice of Dissolution of Group.

               Not applicable.

          Item 10. Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                  SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 26, 1998

                                            GENERAL ELECTRIC COMPANY


                                            By: ______________________________
                                                Name:  Robert E. Healing
                                                Title: Corporate Counsel


      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).